# SEC Schedule 13G/A (Amendment No. 3) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: FIGS, Inc., CIK 0001846576
CUSIP: 30260D103
Title of class of securities: Class A Common Stock
Address of issuer's principal executive offices: 2834 Colorado Avenue, Suite 100, Santa Monica, California (CA), 90404
Date of event which requires filing of this statement: 12/31/2025
Filed pursuant to Rule 13d-1(b)
Filed by CIK 0000820027

## Reporting persons
- Ameriprise Financial, Inc.: type of reporting person: parent holding company or control person (HC); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 0; shared voting power 6,458,765; sole dispositive power 0; shared dispositive power 6,501,065; aggregate amount beneficially owned 6,501,065 (4.2% of the class)
- TAM UK International Holdings Limited: type of reporting person: non-U.S. institution (FI); citizenship or place of organization: United Kingdom (X0); does not affirm membership in a group (box b); sole voting power 0; shared voting power 6,025,749; sole dispositive power 0; shared dispositive power 6,025,749; aggregate amount beneficially owned 6,025,749 (3.9% of the class)
- Threadneedle Holdings Limited: type of reporting person: non-U.S. institution (FI); citizenship or place of organization: United Kingdom (X0); does not affirm membership in a group (box b); sole voting power 0; shared voting power 2,196,376; sole dispositive power 0; shared dispositive power 2,196,376; aggregate amount beneficially owned 2,196,376 (1.4% of the class)
- TAM UK Holdings Limited: type of reporting person: non-U.S. institution (FI); citizenship or place of organization: United Kingdom (X0); does not affirm membership in a group (box b); sole voting power 0; shared voting power 2,196,376; sole dispositive power 0; shared dispositive power 2,196,376; aggregate amount beneficially owned 2,196,376 (1.4% of the class)
- Threadneedle Asset Management Holdings Limited: type of reporting person: non-U.S. institution (FI); citizenship or place of organization: United Kingdom (X0); does not affirm membership in a group (box b); sole voting power 0; shared voting power 2,196,376; sole dispositive power 0; shared dispositive power 2,196,376; aggregate amount beneficially owned 2,196,376 (1.4% of the class)
- TC Financing Ltd: type of reporting person: non-U.S. institution (FI); citizenship or place of organization: United Kingdom (X0); does not affirm membership in a group (box b); sole voting power 0; shared voting power 2,196,376; sole dispositive power 0; shared dispositive power 2,196,376; aggregate amount beneficially owned 2,196,376 (1.4% of the class)
- Threadneedle Asset Management Limited: type of reporting person: non-U.S. institution (FI); citizenship or place of organization: United Kingdom (X0); does not affirm membership in a group (box b); sole voting power 0; shared voting power 2,196,376; sole dispositive power 0; shared dispositive power 2,196,376; aggregate amount beneficially owned 2,196,376 (1.4% of the class)
- Threadneedle Investment Services Limited: type of reporting person: non-U.S. institution (FI); citizenship or place of organization: United Kingdom (X0); does not affirm membership in a group (box b); sole voting power 0; shared voting power 2,196,376; sole dispositive power 0; shared dispositive power 2,196,376; aggregate amount beneficially owned 2,196,376 (1.4% of the class)
- Threadneedle Management Luxembourg S.A.: type of reporting person: non-U.S. institution (FI); citizenship or place of organization: Unknown (XX); does not affirm membership in a group (box b); sole voting power 0; shared voting power 3,829,373; sole dispositive power 0; shared dispositive power 3,829,373; aggregate amount beneficially owned 3,829,373 (2.5% of the class)
- CT (Lux) American Smaller Companies, a sub-fund of Columbia Threadneedle (Lux) I SICAV: type of reporting person: investment company (IV); citizenship or place of organization: Unknown (XX); does not affirm membership in a group (box b); sole voting power 3,829,373; shared voting power 0; sole dispositive power 0; shared dispositive power 3,829,373; aggregate amount beneficially owned 3,829,373 (2.5% of the class)

## Item 1. Issuer
Name of issuer: FIGS, Inc.
Address of issuer's principal executive offices: 2834 Colorado Avenue, Suite 100, Santa Monica, CA 90404

## Item 2. Person Filing
Name of person filing:
(a) Ameriprise Financial, Inc. ("AFI")
(b) TAM UK International Holdings Limited ("TAMUKI")
(c) Threadneedle Holdings Limited ("THL")
(d) TAM UK Holdings Limited ("TUHL")
(e) Threadneedle Asset Management Holdings Limited ("TAMHL")
(f) TC Financing Ltd ("TCFL")
(g) Threadneedle Asset Management Limited ("TAML")
(h) Threadneedle Investment Services Limited ("TISL")
(i) Threadneedle Management Luxembourg S.A. ("TML")
(j) CT (Lux) American Smaller Companies, a sub-fund of Columbia Threadneedle (Lux) I SICAV ("Fund")

Persons (a) through (i) are sometimes referred to herein as the "Ameriprise Entities".
Address of principal business office or, if none, residence:
(a) 145 Ameriprise Financial Center, Minneapolis, MN 55474
(b) Cannon Place, 78 Cannon Street, London, EC4N 6AG
(c) Cannon Place, 78 Cannon Street, London, EC4N 6AG
(d) Cannon Place, 78 Cannon Street, London, EC4N 6AG
(e) Cannon Place, 78 Cannon Street, London, EC4N 6AG
(f) Cannon Place, 78 Cannon Street, London, EC4N 6AG
(g) Cannon Place, 78 Cannon Street, London, EC4N 6AG
(h) Cannon Place, 78 Cannon Street, London, EC4N 6AG
(i) 6E, route de Treves, L-2633, Senningerberg, Grand Duchy of Luxembourg
(j) 31, Z.A. Bourmicht, L - 8070 Bertrange, Grand Duchy of Luxembourg
Citizenship:
(a) Delaware
(b) United Kingdom
(c) United Kingdom
(d) United Kingdom
(e) United Kingdom
(f) United Kingdom
(g) United Kingdom
(h) United Kingdom
(i) Luxembourg
(j) Luxembourg

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Type of person filing: parent holding company or control person (HC)

## Item 4. Ownership
Amount beneficially owned:
Incorporated by reference to Items (5)-(9) and (11) of the cover page pertaining to each reporting person.

AFI, as the parent company of the other Ameriprise Entities, may be deemed to beneficially own the shares reported herein by those reporting persons. Accordingly, the shares reported herein by AFI include those shares separately reported herein by those reporting persons.

Each of the Ameriprise Entities disclaims beneficial ownership of any shares reported on this Schedule.
Percent of class: The information required by Item 4(b) is set forth in Rows (5)-(9) and (11) of the cover page for each Reporting Person hereto and is incorporated herein by reference for each Reporting Person.
Sole power to vote or to direct the vote: The information required by Item 4(c) is set forth in Rows (5)-(9) and (11) of the cover page for each Reporting Person hereto and is incorporated herein by reference for each Reporting Person.
Shared power to vote or to direct the vote: The information required by Item 4(c) is set forth in Rows (5)-(9) and (11) of the cover page for each Reporting Person hereto and is incorporated herein by reference for each Reporting Person.
Sole power to dispose or to direct the disposition: The information required by Item 4(c) is set forth in Rows (5)-(9) and (11) of the cover page for each Reporting Person hereto and is incorporated herein by reference for each Reporting Person.
Shared power to dispose or to direct the disposition: The information required by Item 4(c) is set forth in Rows (5)-(9) and (11) of the cover page for each Reporting Person hereto and is incorporated herein by reference for each Reporting Person.

## Item 5. Ownership of 5 Percent or Less of a Class
This statement reports that the reporting person has ceased to be the beneficial owner of more than 5 percent of the class: yes

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Identification and classification of the subsidiary: AFI: See Exhibit I

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Exhibits
Exhibit Index

Exhibit I Identification and Classification of the Subsidiaries which Acquired the Security Being
Reported on by the Parent Holding Company.
Exhibit II Joint Filing Agreement

Exhibit III Powers of Attorney

## Signatures
- Ameriprise Financial, Inc.: /s/ Michael G. Clarke, Michael G. Clarke, Senior Vice President, North America Head of Operations & Investor Services (02/17/2026)
- TAM UK International Holdings Limited: /s/ Michael G. Clarke, By: Columbia Mgmt Investment Advisers, LLC, as Attorney in Fact, By: Michael G. Clarke, SVP, North America Head of Operations & Investor Services (02/17/2026)
- Threadneedle Holdings Limited: /s/ Michael G. Clarke, By: Columbia Mgmt Investment Advisers, LLC, as Attorney in Fact, By: Michael G. Clarke, SVP, North America Head of Operations & Investor Services (02/17/2026)
- TAM UK Holdings Limited: /s/ Michael G. Clarke, By: Columbia Mgmt Investment Advisers, LLC, as Attorney in Fact, By: Michael G. Clarke, SVP, North America Head of Operations & Investor Services (02/17/2026)
- Threadneedle Asset Management Holdings Limited: /s/ Michael G. Clarke, By: Columbia Mgmt Investment Advisers, LLC, as Attorney in Fact, By: Michael G. Clarke, SVP, North America Head of Operations & Investor Services (02/17/2026)
- TC Financing Ltd: /s/ Michael G. Clarke, By: Columbia Mgmt Investment Advisers, LLC, as Attorney in Fact, By: Michael G. Clarke, SVP, North America Head of Operations & Investor Services (02/17/2026)
- Threadneedle Asset Management Limited: /s/ Michael G. Clarke, By: Columbia Mgmt Investment Advisers, LLC, as Attorney in Fact, By: Michael G. Clarke, SVP, North America Head of Operations & Investor Services (02/17/2026)
- Threadneedle Investment Services Limited: /s/ Michael G. Clarke, By: Columbia Mgmt Investment Advisers, LLC, as Attorney in Fact, By: Michael G. Clarke, SVP, North America Head of Operations & Investor Services (02/17/2026)
- Threadneedle Management Luxembourg S.A.: /s/ Michael G. Clarke, By: Columbia Mgmt Investment Advisers, LLC, as Attorney in Fact, By: Michael G. Clarke, SVP, North America Head of Operations & Investor Services (02/17/2026)
- CT (Lux) American Smaller Companies, a sub-fund of Columbia Threadneedle (Lux) I SICAV: /s/ Claire Manier, Claire Manier/Conducting Officer, Threadneedle Management Luxembourg S.A. (02/17/2026)
Comment: Contact Information
Charles Chiesa
VP Fund Treasurer Global Operations and Investor Services
Telephone: 617-385-9593